Flowr to Participate on Cannabis Panel at the Piper Jaffray
Consumer Marketplace Conference on June 6, 2019

Toronto, Ontario — May 31, 2019 — The Flowr Corporation (TSXV: FLWR; OTC: FLWPF) (“Flowr” or the “Company”) today announced the Company will participate at Piper Jaffray’s 39th Annual Consumer Marketplace Conference, being held on Thursday, June 6, 2019, at The Pierre New York in New York City.

Flowr’s Chief Executive Officer, Vinay Tolia, is scheduled to participate in the "Accelerating Canadian Players” panel discussion from 10:15 a.m. to 11:00 a.m. ET and will be available for one-on-one meetings throughout the day during the conference.

The Company is also advancing its ambitions to secure distribution in additional Canadian jurisdictions, including Alberta which is the largest volume market where Flowr products are not currently available. Flowr branded recreational products are currently available in Ontario, British Columbia, Manitoba, Nova Scotia and Saskatchewan, and FlowrRx® products for the medicinal market are available through Shoppers Drug Mart.

About The Flowr Corporation

Flowr, through its subsidiaries, holds a cannabis production and sales license granted by Health Canada. With a head office in Toronto and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own growing systems. Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation is expected to enable it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market.

For more information, visit flowr.ca. Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation.

On behalf of The Flowr Corporation:
Vinay Tolia
CEO and Director

CONTACT

INFORMATION:

MEDIA:
Sean Griffin
Vice President, Communications & Public
Relations (877) 356-9726 ext. 1526
sean.griffin@flowr.ca

INVESTORS:
Thierry Elmaleh
Head of Capital
Markets (877) 356-
9726 ext. 1528
thierry@flowr.ca

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but is not limited to: Flowr’s ambitions to secure distribution in additional Canadian jurisdictions, including Alberta, Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation enabling it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market, and other factors. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward- looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to Flowr not being able to add additional Canadian jurisdictions to its distribution network, including the Province of Alberta, which could materially impact revenues and its relationships with purchasers, Flowr’s inability to make its products available to the Province of Alberta for any reason, Flowr’s inability to provide customers with the experience they want, which could impact sales, Flowr being unable to provide Alberta customers with a premium, non-irradiated product, which could materially impact sales, Flowr not being able to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market, Flowr’s inability to excel at cultivating premium cannabis, Flowr’s inability to construct its facilities, or in the time anticipated, which could materially adversely impact its growing capacity and sales, demand for cannabis products decreasing, including with respect to Flowr’s products, the inability of Flowr to provide what it perceives to be much-needed, high quality product to the market, the inability of Flowr to control the growing environment in its facilities, which could result in loss of products or the need to irradiate products, thus impacting the supply and demand for and/or quality of the products, Flowr requiring additional financing from time to time in order to continue its operations and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company’s business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr’s products to be high quality, the inability of Flowr to produce and distribute premium, high quality products, the inability to complete construction of Flowr’s cultivation or R&D facility or any delay in the construction thereof, the inability to supply the products described herein or any delay in such supply, Flowr’s securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr’s products to treat certain conditions, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr’s products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release